Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER 2019	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the Third Quarter and First Nine Months of 2019

  RETAIL BUSINESS IMPROVES
  WHOLESALE BUSINESS AFFECTED BY ONGOING TRADE DISPUTE
  GROSS MARGIN IMPROVING, NET OF RESTRUCTURING COSTS
  NEW INDUSTRIAL FOOTPRINT SETUP IN PROGRESS

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 29, 2019--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) today approved 2019 unaudited third quarter and first nine months consolidated financial results.

In this document, numbers for 2019 and 2018, the latter previously reported under Italian GAAP, are reclassified and reported under IFRS.

Third Quarter 2019 results

Consolidated net sales for the third quarter of 2019 were €88.1 million, down 3.7% from €91.5 million in 2018 same period.

Considering the Group’s core business only (upholstery, accessories and home furnishings), net sales were €83.7 million, which represents a 3.0% decrease compared to last year. Non-core sales were €4.4 million, down 15.5%.

Core business net revenues were impacted by the deconsolidation of our Chinese commercial subsidiary (Natuzzi Trading Shanghai Co., Ltd.) following the agreement with Kuka Group finalized in July 2018. Net of the deconsolidation effect, core business net sales would have decreased by 1.2%, as a result of the 5.0% increase in the Natuzzi branded sales and a 18.8% decrease in the Unbranded division.

The 5.0% increase in revenues for the Natuzzi division saw a 19.5% increase in the Americas, a 1.0% decrease in the EMEAI (sustained by the Divani&Divani by Natuzzi performance in Italy which was +15.7%) and a 4.1% decrease in the Asia-Pacific region, despite a 15.4% increase in China.

Natuzzi branded sales represented 78.6% of the Group’s core business, versus 74.5% in the third quarter of 2018.

The Group now directly operates 56 mono-brand DOS, of which 40 are Natuzzi Italia and 16 are Divani&Divani by Natuzzi stores. The Group also directly operates 12 Natuzzi Italia concessions. By the end of the year, we will open 2 additional new Natuzzi Editions DOS in the UK.

DOS sales were €44.8 million, up 20.1% versus the first nine months of 2018. In particular, DOS located in the USA have shown a 47.0% increase in sales, achieving a positive result.

The Italian DOS chain of Divani&Divani by Natuzzi continues to deliver positive results as sales increased by 23.5% over the nine-month period of 2018, with a positive profit at store level.

The performance of the DOS network turned out to be less positive in the third quarter of 2019, reporting net sales of €12.6 million, up 9.3% against the same period last year, thanks - again - to the positive performance reported in the USA (+21.2%) and Italy (+22.4%).

On a like-for like basis, revenues of the 45 DOS were up 6.3% for the nine months of 2019, while they decreased by 2.1% in the third quarter of 2019.

The Natuzzi division also includes sales generated by third-party operated mono-brand points of sales (Franchised operated stores, or FOS, and galleries).

Natuzzi sales generated by these third-party operated points of sale were €52.4 million, up 4.5%, net of the deconsolidation effects of the Chinese subsidiary as mentioned above, following the positive performance of the Americas (+20.8%), the 1.5% decrease in the EMEAI (notwithstanding the 12.1% increase in Divani&Divani by Natuzzi) and the 4.1% decrease in the APAC region.

In 2019, we have closed 31 franchised operated stores and 250 galleries and smaller points of sales whose partners and locations were inconsistent with our brand strategy.

At the same time, we have opened 63 FOS, of which 43 are in China by our commercial partner (31 under the Natuzzi Editions name and 12 under Natuzzi Italia name).

We plan to open by the end of the year 26 FOS, of which 12 in China and 3 in the UK.

Sales generated by the Unbranded wholesale division, addressing the mass-merchant distribution, were €17.9 million, down 18.8% from €22.0 million in 2018 third quarter.

This division, as we know, continues to struggle by customs duties on goods manufactured in China for the USA market, and, more in general, by rising price competition.

The Company is progressing in the activities for downsizing its manufacturing plant in China and at the same time continues to explore alternative outsourced solution in tariffs-free and low-cost Countries, for both European and North American markets.

3Q2019 Gross margin

Third quarter 2019 consolidated gross margin was 28.7%, up from 26.7% in 2018 same quarter, thanks to a favorable trend in raw material prices, a better sales mix, together with a better cost management in our plants, notwithstanding decreasing sales.

The Cost of Sales also includes €1.6 million of lay-off costs due to the reduction of the Italian workforce. Net of these restructuring costs, the consolidated gross margin would have been equal to 30.5% (improving from 29.4% and 30.1% in 2Q2019 and 1Q2019, respectively).

3Q2019 Selling, Administrative and other income/expenses

Selling, Administrative and other income/expenses were €34.0 million (or 38.6% on revenues) from €33.0 million (or 36.0% on revenues) in 2018 third quarter. Such increase is mainly due to the €2.1 million of custom duties on goods manufactured in China and delivered to the USA market. Included in 3Q2019 Selling and Administrative expenses are also €0.3 million of costs related to the reduction of the Italian workforce.

3Q2019 results

The Group reported an operating loss of €8.7 million, versus an operating loss of €8.5 million in 2018 same quarter. Net of the above mentioned lay-off costs for reducing the Italian workforce, the operating loss would have been equal to €6.8 million. No restructuring cost was incurred in 2018 third quarter.

Net Profit deriving from the 49% share of the above-mentioned Chinese vehicle was €0.4 million in 2019 third quarter.

Loss for the period was €11.7 million.

2019 FIRST NINE MONTHS RESULTS

Consolidated net sales for the first nine months of 2019 were €286.4 million, down 8.6% from €313.4 million in the same period of 2018. Net of the above-mentioned deconsolidation adjustment, net sales would have decreased by 5.9%.

Gross margin for the period was 29.0% versus 28.3% in 2018 same period. Net of the € 3.0 million lay-off costs related to the Italian manufacturing workforce, 2019 gross margin would have been equal to 30.0%.

The Company reported an operating loss of €19.5 million versus an operating loss of €16.6 million in 2018 first nine months. Net of the €3.4 million of lay-off costs (of which €0.4 million accrued in the Selling and Administrative expenses) related to the workforce reduction plan in Italy, operating loss would have been equal to €16.1 million.

The Group reported a loss for the period of €26.8 million, from a profit of €45.6 million in the same period of 2018, as a result of the extraordinary income resulting from the conclusion of the partnership agreement in China in 2018.

Chairman and CEO, Pasquale Natuzzi, commented: “While the trade environment remains difficult, the transformation process from a pure manufacturer into a lifestyle brand is progressing. As of today the Retail business represents the 49% on total sales from 44% last year, thanks especially to the USA performance. We will proceed in this direction to capitalize on the investments made on intangibles and benefit from the higher margins associated with the branded products.

The sales organization addresses the different distribution channels (Retail versus wholesale), and market segments (branded versus unbranded), each of them having specific needs in terms of sales proposition and supply chain organization: a) Retail, represented by directly and third-party operated mono-brand stores; b) wholesale branded business, consisting mainly of galleries and big distributors offering Natuzzi products; and c) wholesale unbranded channel, addressing mass merchant distributors.

Consistently with our retail-based strategy, the store network expansion continues: so far in the year, we have opened 2 DOS as well as 63 FOS worldwide, of which 43 in China. Additional 26 FOS, of which 12 in China, are expected to be opened by the end of the year. This will contribute to support revenues growth going forward.

In addition, we have recently reached an agreement in UK with two historical partners whose first step is the opening of 5 mono-brand stores, all under the Natuzzi Editions name, within the end of this year.

Both the branded and unbranded wholesale business has been affected by tariffs impositions in the USA. This year the Group has been engaged in an extensive revision of the Group’s industrial footprint with the aim to recover volumes and improve margins.

The first step of this process is the downsizing of our Chinese production plant in third quarter 2020 with the aim to serve only the local market and Rest-of-APAC region. At the same time, negotiations continue with third-parties production players in tariffs-free and low-cost Countries for outsourced production of unbranded products that will gradually start in Q1 next year.

Furthermore, as for Natuzzi Editions, we have also decided to leverage within the first half of 2020 on our existing Brazilian operations to serve the East coast of North America. In addition, negotiations with a third-party player in Mexico continue with the aim to find outsourced production and start serving the West coast of North America from fourth quarter 2020.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the third quarter of 2019 and 2018 on the basis of IFRS -IAS (expressed in millions Euro)
	Three months ended on		Change	Percentage of Sales
	30-Sep-19	30-Sep-18%		30-Sep-19	30-Sep-18

Revenues	88.1	91.5	-3.7%	100.0%	100.0%
Cost of Sales	(62.8)	(67.0)	-6.4%	-71.3%	-73.3%
Gross profit	25.3	24.5	3.4%	28.7%	26.7%

Other income	1.1	0.9		1.3%	1.0%
Selling Expenses	(26.0)	(25.6)	1.8%	-29.6%	-28.0%
Administrative expenses	(8.1)	(8.3)	-2.1%	-9.2%	-9.0%
Impairment on trade receivables	(0.9)	0.0		-1.0%	0.0%
Other expenses	(0.1)	0.0		-0.1%	0.0%

Operating profit/(loss)	(8.7)	(8.5)		-9.9%	-9.3%

Finance income	0.1	0.1
Finance costs	(2.4)	(1.4)
Net exchange rate gains/(losses)	(0.8)	(1.2)
Gain from disposal and loss of control of a subsidiary	0.0	75.4

Net finance income/(costs)	(3.1)	73.0

Share of profit/(loss) of equity-method investees	0.4	0.2

Profit/(Loss) before tax	(11.4)	64.7		-12.9%	70.7%

Income tax expense	(0.3)	(5.2)		-0.3%	-5.7%

Profit/(Loss) for the period	(11.7)	59.5		-13.2%	65.0%

Profit/(Loss) attributable to:
Owners of the Company	(11.6)	59.6		-13.1%	65.1%
Non-controlling interests	(0.1)	(0.1)

Profit/(loss) per Ordinary Share	(0.21)	1.09

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the nine months of 2019 and 2018 on the basis of IFRS -IAS (expressed in millions Euro)
	Nine months ended on		Change	Percentage of Sales
	30-Sep-19	30-Sep-18%		30-Sep-19	30-Sep-18

Revenues	286.4	313.4	-8.6%	100.0%	100.0%
Cost of Sales	(203.4)	(224.7)	-9.5%	-71.0%	-71.7%
Gross profit	83.0	88.7	-6.4%	29.0%	28.3%

Other income	3.8	4.9		1.3%	1.5%
Selling Expenses	(79.4)	(84.9)	-6.6%	-27.7%	-27.1%
Administrative expenses	(25.1)	(25.1)	0.0%	-8.8%	-8.0%
Impairment on trade receivables	(1.3)	(0.1)		-0.4%	0.0%
Other expenses	(0.5)	0.0		-0.2%	0.0%

Operating profit/(loss)	(19.5)	(16.6)		-6.8%	-5.3%

Finance income	0.3	0.2
Finance costs	(7.1)	(4.0)
Net exchange rate gains/(losses)	(0.9)	(2.7)
Gain from disposal and loss of control of a subsidiary	0.0	75.4

Net finance income/(costs)	(7.7)	68.9

Share of profit/(loss) of equity-method investees	1.4	0.2

Profit/(Loss) before tax	(25.8)	52.6		-9.0%	16.8%

Income tax expense	(1.0)	(7.0)		-0.4%	-2.2%

Profit/(Loss) for the period	(26.8)	45.6		-9.4%	14.6%

Profit/(Loss) attributable to:
Owners of the Company	(26.7)	45.6		-9.3%	14.6%
Non-controlling interests	(0.1)	0.0

Profit/(loss) per Ordinary Share	(0.49)	0.83

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed)
on the basis of IFRS-IAS
(Expressed in millions of Euro)
	30-Sep-19	31-Dec-18

ASSETS
Non-current assets	221.2	165.6
Current assets	148.9	207.1
TOTAL ASSETS	370.1	372.7

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	111.3	136.5
Non-controlling interests	1.9	1.6
Non-current liabilities	119.1	66.1
Current liabilities	137.8	168.4
TOTAL EQUITY AND LIABILITIES	370.1	372.7

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Sep-19	31-Dec-18

Net cash provided by (used in) operating activities	6.3	(11.3)

Net cash provided by (used in) investing activities	(4.0)	14.6

Net cash provided by (used in) financing activities	(36.1)	2.2

Increase (decrease) in cash and cash equivalents	(33.8)	5.4

Cash and cash equivalents, beginning of the year	62.1	55.0

Effect of movements in exchange rates on cash held	0.4	(0.1)

Cash and cash equivalents, end of the period	28.7	60.4

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Sep-19	31-Dec-18
Cash and cash equivalents in the statement of financial position	32.2	62.1
Bank overdrafts repayable on demand	(3.5)	(1.8)
Cash and cash equivalents in the statement of cash flows	28.7	60.4

Contacts

NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	NOVEMBER 29, 2019	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi